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                             March 24, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549-0405

                             Re:  Comment Letter Received
                                    March 24, 2005
                                  Credo Petroleum Corporation
                                  Form 10-K, Filed
                                    January 30, 2006
                                  File No. 000-08877

    On March 24, 2006 I spoke with Mark Wojciechowski with the Securities and Exchange Commission Division of Corporation Finance and requested an extension of time for CREDO Petroleum Corporation's response to the comment letter identified above from April 6, 2006 to April 28, 2005. The company is requesting this extension of time for the following reasons:

     1. To allow the company the required time to complete previously scheduled Sarbanes-Oxley documentation and compliance work; and
     2. To allow the company adequate time to thoroughly understand and address the comments presented in the comment letter.

    Please contact me directly with any questions or concerns at 303-297-2200.

                              Sincerely,

                              CREDO PETROLEUM CORPORATION



                               /s/  David W. Vreeman
                              -------------------------
                              David W. Vreeman
                              Vice President and
                              Chief Financial Officer
                              (Principal Financial and
                               Accounting Officer)

DWV/mdh